UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated May 28, 2019: Safe Bulkers, Inc. Reports First Quarter 2019 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports First Quarter 2019 Results

Monaco – May 28, 2019 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three months period ended March 31, 2019.

Summary of First Quarter 2019 Results	Three-Months Period Ended March 31,
(In millions except for per share data)	2018	2019	%
Net revenues	$43.5	$48.3	11%
Net income	6.0	5.4	(10%)
Adjusted net income[1]	5.7	5.7	-
EBITDA[2]	23.5	24.6	5%
Adjusted EBITDA[3]	23.2	24.9	7%
Earnings per share basic and diluted[4]	$0.03	$0.03
Adjusted earnings per share basic and diluted[4]	$0.03	$0.03
Average Daily results in U.S. Dollars
Time charter equivalent rate[5]	11,999	12,280	2%
Daily vessel operating expenses[6]	4,132	4,153	1%
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[7]	4,047	4,150	3%
Daily general and administrative expenses[8]	1,184	1,374	16%

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘‘We started 2019 profitably despite the material weakness of the charter market amid trade-war concerns, disruption of trade patterns due to natural disasters and seasonality inherent in the industry. We are on schedule in implementing our environmental investments installing scrubbers in approximately half of our fleet during 2019 in anticipation of the effectiveness of the IMO sulphur cap regulations in 2020.  We also remain committed to installing ballast water treatment systems in each of our vessels.  Overall, we remain confident that our Company is well positioned ahead of the uncertainties and opportunities presented by the current operating environment.”

1 Adjusted Net income is a non-GAAP measure. Adjusted Net income represents Net income before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency. See Table 5.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 5.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency. See Table 5.

4 Earnings per share and Adjusted Earnings per share represent Net Income and Adjusted Net income less preferred dividend divided by the weighted average number of shares respectively. See Table 5.

5 Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. See Table 6.

6 Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 6.

7 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 6.

8 Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 6.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions, with some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions.

Table 1: Contracted employment profile of fleet ownership days as of May 23, 2019

2019 (remaining)	43%
2019 (full year)	66%
2020	9%
2021	7%

Table 2: Detailed fleet and employment profile as of May 23, 2019

Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate[1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$10,650	March 2019	July 2019
Koulitsa	76,900	2003	Japan	$10,800	May 2019	December 2019
Paraskevi	74,300	2003	Japan
Vassos	76,000	2004	Japan	$8,378	February 2019	October 2019
Katerina	76,000	2004	Japan	$9,700	May 2019	June 2019
Maritsa	76,000	2005	Japan	$10,325	March 2019	December 2019
Efrossini	75,000	2012	Japan	$10,000	May 2019	July 2019
Zoe	75,000	2013	Japan	$9,477	February 2019	November 2019
Kypros Land	77,100	2014	Japan	$19,738	May 2019	July 2019
Kypros Sea	77,100	2014	Japan	$13,850	May 2019	December 2019
Kypros Bravery	78,000	2015	Japan	$14,200	September 2018	July 2019
Kypros Sky	77,100	2015	Japan	$14,000	May 2019	November 2019
Kypros Loyalty	78,000	2015	Japan	$13,850	March 2019	November 2019
Kypros Spirit	78,000	2016	Japan	$10,000	April 2019	May 2019
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$11,350	March 2019	January 2020
Pedhoulas Trader	82,300	2006	Japan	$12,000	May 2019	March 2020
Pedhoulas Leader	82,300	2007	Japan	$9,696	February 2019	October 2019
Pedhoulas Commander	83,700	2008	Japan	$10,850	April 2019	June 2020
Pedhoulas Builder	81,600	2012	China	$9,000	May 2019	June 2019
Pedhoulas Fighter	81,600	2012	China	$14,240	May 2019	June 2019
Pedhoulas Farmer [3]	81,600	2012	China	$12,750	December 2018	June 2019
Pedhoulas Cherry	82,000	2015	China	$11,000	May 2019	June 2019
Pedhoulas Rose [3]	82,000	2017	China	$10,000	April 2019	June 2019
Pedhoulas Cedrus	81,800	2018	Japan	$9,993	May 2019	July 2019
Post-Panamax
Marina	87,000	2006	Japan	$14,500	November 2018	June 2019
Xenia	87,000	2006	Japan	$12,500	June 2018	August 2019
Sophia	87,000	2007	Japan	$10,750	May 2019	June 2019
Eleni	87,000	2008	Japan	$14,950	January 2019	June 2019
Martine	87,000	2009	Japan
Andreas K	92,000	2009	South Korea	$6,500	April 2019	June 2019
Panayiota K	92,000	2010	South Korea	$13,750	August 2018	June 2019
Agios Spyridonas	92,000	2010	South Korea	$9,250 $11,750	April 2019 June 2019	May 2019 June 2019
Venus Heritage	95,800	2010	Japan	$13,200	November 2017	June 2019
Venus History	95,800	2011	Japan	$11,000	May 2019	July 2019
Venus Horizon	95,800	2012	Japan	$14,500	January 2019	June 2019
Troodos Sun	85,000	2016	Japan	$14,000	April 2019	July 2019
Troodos Air	85,000	2016	Japan	$12,500	May 2018	September 2019
Capesize
Mount Troodos	181,400	2009	Japan	BCI+3.5%[4]	November 2018	September 2019
Kanaris	178,100	2010	China	$26,562[5]	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376[6]	January 2014	January 2024
Total dwt of existing fleet	3,777,000
Orderbook
TBN	85,000	1H 2020	Japan

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of May 23, 2019, the scheduled start date. The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

MV Pedhoulas Farmer and MV Pedhoulas Rose were sold and leased back, in 2015 and 2017, respectively, on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase price.

4.

A period time charter at a gross daily charter rate linked to the Baltic Capesize Index (“BCI”) plus a premium.

5.

Charterer agreed to reimburse us for a fixed amount for the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

6.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

Liquidity

As of May 23, 2019, we had liquidity of $95.4 million consisting of $85.0 million in cash and bank time deposits and $10.4 million in restricted cash.

Leverage and repayment profile

As of March 31, 2019, our consolidated leverage 9, representing total consolidated liabilities divided by total consolidated assets, was 58%.

Table 3: Repayment Schedule as of March 31, 2019, on an annual basis

($ in millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	TOTAL
Repayment schedule	26.1	62.9	81.5	83.1	72.3	193.8	32.9	1.3	14.4	568.3

Order book

As of May 23, 2019, the remaining order book of the Company consisted of one Post-Panamax class vessel with scheduled delivery date in the first half of 2020.

Capital expenditure and financing requirements related to order book

As of May 23, 2019, the aggregate remaining capital expenditure in relation to the order book was $30.4 million, of which $7.0 million is payable in 2019 and $23.4 million is payable within 2020.

The Company has the option to finance up to $13.2 million of the remaining capital expenditure related to the order book through the periodic issuance of the Company’s common stock.

Environmental Social Responsibility

Our Managers are certified in accordance with ISO 14001 and ISO 50001 related to environmental performance and energy efficiency, respectively.

9 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels (before scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

We have obtained environmental notation for 39 out of 41 of our vessels for the prevention of sea and air pollution, and we are in the process of obtaining such class notation for the remaining two vessels.

We adopted at an early stage the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). We are also installing United States Coast Guard (“USCG”) approved Ballast Water Treatment Systems (“BWTS”) in all of our vessels.

Furthermore, we are preparing for the global 0.5% sulfur cap on marine fuels that will come into effect on January 1, 2020 (the “IMO 2020”). In connection therewith, we are installing exhaust gas cleaning devices (“Scrubbers”) in almost half of our fleet, having decided to compete for such vessels on the basis of the price differential between the compliant fuels and the 3.5% sulfur content Heavy Fuel Oil. For our remaining fleet that we have decided to compete on the basis of fuel consumption by using compliant fuels, and we are progressing with preparation and ship implementation plans for a smooth and timely transition to the new fuels.

Table 4 shows the timing and progress of our environmental investments.

Table 4: Environmental investments schedule as of May 23, 2019

	Completed installations	Expected installations in 2019
BWTS	15	12

Scrubbers	Q2 19	Q3 19	Q4 19	Q1 20
Scheduled installations	3	10	6	1
Expected down time in days*	110	350	210	35

*Down time includes scheduled dry-docking or special surveys for 12 vessels to be performed concurrently with their scrubber installation.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the first quarter of 2019. The Company had 101,253,267 shares of common stock issued and outstanding as of May 23, 2019, following the cancellation during the first quarter of 2019 of 1,790,270 treasury shares acquired through buy back programs.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from January 30, 2019 to April 29, 2019, which was paid on April 30, 2019 to the respective shareholders of record as of April 23, 2019.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Tuesday, May 28, 2019 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until June 7, 2019 by dialing 1 (866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2019 Results

Net income for the first quarter of 2019 amounted to $5.4 million compared to $6.0 million during the same period in 2018, mainly due to the following factors:

Net revenues: Net revenues increased by 11% to $48.3 million for the first quarter of 2019, compared to $43.5 million for the same period in 2018, mainly as a result of an increase in the average number of vessels. The Company operated 41.00 vessels on average during the first quarter of 2019, earning a Time Charter Equivalent (“TCE”) rate10, representing charter revenues net of commissions and voyage expenses divided by the number of available days, of $12,280, compared to 39.00 vessels and a TCE rate of $11,999 during the same period in 2018.

Vessel operating expenses: Vessel operating expenses increased by 6% to $15.3 million for the first quarter of 2019 compared to $14.5 million for the same period in 2018, mainly as a result of a: i) 5% increase in average number of vessels to 41.00 vessels for the first quarter of 2019, compared to 39.00 vessels for the same period in 2018, ii) 33% increase in lubricants to $1.2 million for the first quarter of 2019, compared to $0.9 million for the same period in 2018 mainly as a result of the increase in prices.  The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period.  Excluding dry-docking and pre-delivery costs of $0 and $0.3 million for the first quarter of 2019 and 2018, respectively, vessel operating expenses increased by 8% to $15.3 million for the first quarter of 2019, compared to $14.2 million for the same period in 2018. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

10 See Table 3.

Depreciation: Depreciation increased by 6% to $12.3 million for the first quarter of 2019, compared to $11.6 million for the same period in 2018, as a result of the increase in the average number of vessels operated by the Company during the first quarter of 2019.

Interest expense: Interest expense increased to $7.0 million in the first quarter of 2019 compared to $5.8 million for the same period in 2018, as a result of the increased USD LIBOR11 affecting the weighted average interest rate of our loans and credit facilities and as a result of an increase in our weighted average indebtedness.

Voyage expenses: Voyage expenses increased to $3.0 million for the first quarter of 2019 compared to $1.5 million for the same period in 2018, as a result of increased vessel repositioning expenses and increased fuel prices.

Daily vessel operating expense12: Daily vessel operating expenses which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 1% to $4,153 for the first quarter of 2019 compared to $4,132 for the same period in 2018 due to increase of vessel operating expenses discussed above. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 3% to $4,150 for the first quarter of 2019 compared to $4,047 for the same period in 2018.

Daily general and administrative expenses13: Daily general and administrative expenses, which include management fees payable to our Managers14, increased by 16% to $1,374 for the first quarter of 2019, compared to $1,184 for the same period in 2018, mainly due to increased management fees charged by our Managers.

11 London interbank offered rate.

12 See Table 2.

13 See Table 2.

14 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2018	2019
REVENUES:
Revenues	45,352	50,482
Commissions	(1,851)	(2,197)
Net revenues	43,501	48,285
EXPENSES:
Voyage expenses	(1,506)	(2,973)
Vessel operating expenses	(14,503)	(15,323)
Depreciation	(11,601)	(12,280)
General and administrative expenses	(4,156)	(5,071)
Operating income	11,735	12,638
OTHER (EXPENSE) / INCOME:
Interest expense	(5,786)	(7,029)
Other finance cost	(132)	(39)
Interest income	214	422
Gain on derivatives	17	—
Foreign currency gain/(loss)	248	(239)
Amortization and write-off of deferred finance charges	(342)	(334)
Net income	5,954	5,419
Less Preferred dividend	2,858	2,872
Net income available to common shareholders	3,096	2,547
Earnings per share basic and diluted	0.03	0.03
Weighted average number of shares	101,540,728	101,564,355

	Three-Months Period Ended March 31,
	2018	2019
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	20.1	9.8
Net cash used in investing activities	(2.3)	(3.5)
Net cash used in financing activities	(18.2)	(17.3)
Net decrease in cash and cash equivalents	(0.4)	(11)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2018	March 31, 2019
ASSETS
Cash, time deposits, and restricted cash	82,084	72,519
Other current assets	19,178	21,665
Vessels, net	955,291	942,997
Advances for vessels	8,596	10,731
Restricted cash non-current	10,401	10,401
Other non-current assets	649	693
Total assets	1,076,199	1,059,006
LIABILITIES AND EQUITY
Current portion of long-term debt	36,185	45,097
Other current liabilities	18,421	12,353
Long-term debt, net of current portion	538,508	518,369
Other non-current liabilities	253	196
Mezzanine equity	16,998	16,997
Shareholders’ equity	465,834	465,994
Total liabilities and equity	1,076,199	1,059,006

TABLE 5

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2018	2019
Net Income - Adjusted Net Income
Net Income	5,954	5,419
Less Gain on derivatives	(17)	—
Plus Foreign currency (gain)/loss	(248)	239
Adjusted Net income	5,689	5,658
EBITDA - Adjusted EBITDA
Net income	5,954	5,419
Plus Net Interest expense	5,572	6,607
Plus Depreciation	11,601	12,280
Plus Amortization	342	334
EBITDA	23,469	24,640
Less Gain on derivatives	(17)	—
Plus Foreign currency (gain)/loss	(248)	239
ADJUSTED EBITDA	23,204	24,879
Earnings per share
Net income	5,954	5,419
Less Preferred dividend	2,858	2,872
Net income available to common shareholders	3,096	2,547
Weighted average number of shares	101,540,728	101,564,355
Earnings per share	0.03	0.03
Adjusted Earnings per share
Adjusted Net Income	5,689	5,658
Less Preferred dividend	2,858	2,872
Adjusted Net income available to common shareholders	2,831	2,786
Weighted average number of shares	101,540,728	101,564,355
Adjusted Earnings per share	0.03	0.03

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are not recognized measurements under US GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted Net income represents Net income before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 6: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended March 31,
FLEET DATA	2018	2019
Number of vessels at period’s end	39	41
Average age of fleet (in years)	7.76	8.58
Ownership days (1)	3,510	3,690
Available days (2)	3,500	3,690
Operating days (3)	3,424	3,642
Fleet utilization (4)	97.5%	98.7%
Average number of vessels in the period (5)	39.00	41.00
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$11,999	$12,280
Daily vessel operating expenses (7)	$4,132	$4,153
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (8)	$4,047	$4,150
Daily general and administrative expenses (9)	$1,184	$1,374
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands except for available days and Time charter equivalent rate)
Revenues	$45,352	$50,482
Less commissions	(1,851)	(2,197)
Less voyage expenses	(1,506)	(2,973)
Time charter equivalent revenue	$41,995	$45,312
Available days (2)	3,500	3,690
Time charter equivalent rate (6)	$11,999	$12,280

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(7)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(8)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second-hand acquisition prior to their operation.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com